UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 9 September, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 9 September, 2010, entitled “Vodafone Announces New Organisational Structure”.

9 September 2010

VODAFONE ANNOUNCES NEW ORGANISATIONAL STRUCTURE

Vodafone Group Plc (“Vodafone”) today announces a new organisational structure which will enable continued improvement in the delivery of the Group’s strategic goals. This structure will become effective as from 1 October 2010. The new organisation is designed to:

•                   focus on Vodafone’s key commercial and financial priorities: customer and commercial strength, leadership in data, brand advocacy, cost efficiency and shareholder returns, and

•                   simplify the Group’s organisation, by reducing layers and simplifying managerial governance.

The main elements of the new organisational structure are:

•      accountability for the Group’s operating companies will be brought into two ‘operating regions’, to reflect the different nature of assets/geographies and different development of the sector in various economies:

o                    Europe: comprising all of the existing controlled businesses in Europe, plus the Czech Republic, Hungary, Romania and Turkey. Michel Combes will continue to be the Regional CEO in charge of the Europe Region

o                    Africa, Middle East and Asia Pacific: comprising all emerging economies in Africa, the Middle East and Asia, plus Australia, New Zealand and Fiji. Nick Read will be the Regional CEO in charge of this Region

•      the Group CEO, CFO and Strategy & Business Development Director will be responsible for effecting strategies to maximize shareholder value from Vodafone’s investments: Verizon Wireless, SFR, Polkomtel and Bharti Holding, which will no longer be held within the regional structures.

•    Group Marketing, Vodafone Business Services, Vodafone Global Enterprise, Partner Markets, and other commercial units will be combined into a new organization, Group Commercial, which will be responsible for all commercial activity. This unit will be headed by Morten Lundal as Group Chief Commercial Officer (CCO) and he will report to the Group CEO.

•    all Technology functions in Vodafone’s operating companies will report into Group Technology. Steve Pusey, as Group CTO, will report directly to the Group CEO.

Vodafone will report on the basis of the new organisation structure for the second half of this financial year.

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0)1635 33251

Media Relations

Tel: +44 (0) 1635 664444

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 9 September, 2010	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company
Secretary